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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67206

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: M Financial Securities Marketing, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1125 NW Couch Street, Suite 900 Portland OR
(No. and Street)

97209
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Maria Rogers 503-232-6960
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly Virchow Krause, LLP
(Name – *if individual, state last, first, middle name*)

777 E Wisconsin Ave (Address) Milwaukee (City) WI (State) 53202 (Zip Code)

SEC Mail Processing
MAR 02 2020
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Jill Ehret, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M Financial Securities Marketing, Inc., as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CCO

Title

Notary Public

OFFICIAL SEAL
THERESA L. KURWICKI
Notary Public, State of Illinois
My Commission Expires 07-06-2021

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

M FINANCIAL SECURITIES MARKETING, INC.
(A Wholly Owned Subsidiary of M Financial Holdings Incorporated)

December 31, 2019 and 2018

Table of Contents

bakertilly

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors, and Audit Committee of M Financial Securities Marketing, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of M Financial Securities Marketing, Inc. (the "Company") as of December 31, 2019 and 2018, the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplementary Information Pursuant to Rule 17A-5 of the Securities Exchange Act of 1934

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17A-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Baker Tilly Virchow Krause, LLP

We have served as the Company's auditor since 2015.
Milwaukee, Wisconsin
February 26, 2020

M FINANCIAL SECURITIES MARKETING, INC.
(A Wholly Owned Subsidiary of M Financial Holdings Incorporated)

Statements of Financial Condition

December 31, 2019 and 2018

Assets		**2019**		**2018**
Cash and cash equivalents	$	6,060,476	$	5,817,905
Intermediary fees receivable		1,158,917		666,517
Prepaid expenses and other assets		6,212		38,392
Total assets	$	7,225,605	$	6,522,814
Liabilities and Stockholder's Equity				
Liabilities:				
Payable to Parent for income taxes (note 4)	$	1,572,789	$	1,725,978
Payable to Parent (note 3)		522,706		474,147
Deferred income tax liabilities (note 4)		7,457		2,375
Other liabilities		4,194		3,432
Total liabilities		2,107,146		2,205,932
Stockholder's equity:				
Common stock, no par value. Authorized 1,000 shares; issued and outstanding 100 shares		1,000		1,000
Additional paid-in capital		279,148		279,148
Retained earnings		4,838,311		4,036,734
Total stockholder's equity		5,118,459		4,316,882
Total liabilities and stockholder's equity	$	7,225,605	$	6,522,814

See accompanying notes to financial statements.

M FINANCIAL SECURITIES MARKETING, INC.
(A Wholly Owned Subsidiary of M Financial Holdings Incorporated)

Statements of Operations

Years ended December 31, 2019 and 2018

	2019	2018
Revenues:		
Intermediary fee income	$ 16,593,155	$ 16,781,045
Investment income	45,180	33,720
Total revenues	16,638,335	16,814,765
Expenses:		
Employee compensation and benefits	1,586,417	1,567,606
Meetings	1,066,491	1,122,420
Outside professional services	623,766	600,171
Office	300,339	283,630
General and administrative	113,217	112,953
Travel	57,172	40,334
Other	26,748	30,456
Total expenses	3,774,150	3,757,570
Income before income taxes	12,864,185	13,057,195
Provision for income taxes (note 4)	3,572,980	3,730,065
Net income	$ 9,291,205	$ 9,327,130

See accompanying notes to financial statements.

M FINANCIAL SECURITIES MARKETING, INC.
(A Wholly Owned Subsidiary of M Financial Holdings Incorporated)

Statements of Changes in Stockholder's Equity

Years ended December 31, 2019 and 2018

	Common stock		Additional paid-in capital	Retained earnings	Total
	Shares	Amount			
Balances as of January 1, 2018	100	$ 1,000	$ 279,148	$ 4,731,316	$ 5,011,465
Net income	—	—	—	9,327,130	9,327,130
Dividends to Parent	—	—	—	(10,021,712)	(10,021,712)
Return of contributed capital	—	—	(1,938,288)	—	(1,938,288)
Capital contributions from Parent (note 3)	—	—	1,938,288	—	1,938,288
Balances as of December 31, 2018	100	1,000	279,148	4,036,734	4,316,882
Net income	—	—	—	9,291,205	9,291,205
Dividends to Parent	—	—	—	(8,489,628)	(8,489,628)
Return of contributed capital	—	—	(1,920,372)	—	(1,920,372)
Capital contributions from Parent (note 3)	—	—	1,920,372	—	1,920,372
Balances as of December 31, 2019	100	$ 1,000	$ 279,148	$ 4,838,311	$ 5,118,459

See accompanying notes to financial statements.

M FINANCIAL SECURITIES MARKETING, INC.
(A Wholly Owned Subsidiary of M Financial Holdings Incorporated)

Statements of Cash Flows

Years ended December 31, 2019 and 2018

	2019	2018
Cash flows from operating activities:		
Net income	$ 9,291,205	$ 9,327,130
Adjustments to reconcile net income to net cash provided by operating activities:		
Capital contributions from Parent for:		
Provision for income taxes related to Incentive Compensation Plan expense	1,080,150	1,094,842
Additional provision for income taxes on a stand-alone basis	840,222	843,446
Changes in operating assets and liabilities:		
Intermediary fees receivable	(492,400)	(54,407)
Prepaid expenses and other assets	32,180	249
Deferred income tax assets	—	2,482
Payable to Parent for income taxes	(153,189)	(765,596)
Payable to Parent	48,559	(65,204)
Deferred income tax liabilities	5,082	2,375
Other liabilities	762	(5,181)
Net cash provided by operating activities	10,652,571	10,380,136
Cash flows from financing activities:		
Dividends to Parent	(8,489,628)	(10,021,712)
Return of contributed capital	(1,920,372)	(1,938,288)
Net cash used in financing activities	(10,410,000)	(11,960,000)
Net increase (decrease) in cash and cash equivalents	242,571	(1,579,864)
Cash and cash equivalents at beginning of year	5,817,905	7,397,769
Cash and cash equivalents at end of year	$ 6,060,476	$ 5,817,905
Supplemental cash flow disclosures:		
Noncash operating activity – capital contributions from Parent	$ 1,920,372	$ 1,938,288
Captial contributions from Parent for:		
Provision for income taxes related to Incentive Compensation Plan expense	1,080,150	1,094,842
Additional provision for income taxes on a stand-alone basis	840,222	843,446

See accompanying notes to financial statements.

(1) Basis of Presentation and Significant Accounting Policies

(a) Organization and Nature of Business

M Financial Securities Marketing, Inc. (the Company), an Oregon corporation, was incorporated on June 20, 2005. The Company is registered as a securities broker pursuant to the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a wholly owned subsidiary of M Financial Holdings Incorporated (the Parent). The Company commenced operations in November 2006.

(b) Basis of Presentation

The financial statements and footnotes have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

(c) Revenue Recognition

Revenues from contracts with customers include intermediary fee income. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time, whether multiple performance obligations exist and whether constraints on variable consideration should be applied due to uncertain future events.

Intermediary Fee Income

The Company is engaged as a limited purpose broker-dealer, which primarily receives intermediary fees in the form of compensation from selected direct writing life insurance companies and financial service providers (Financial Service Providers) for providing intermediary services that may be based upon the volume of premiums and type of variable insurance and other financial service products sold by Member Firms.

Intermediary fee income is recorded on an issue date basis as transactions occur. The Company believes that the performance obligation is satisfied on the issue date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risk and rewards of ownership have been transferred to/from the customer. Such revenues primarily arise from transactions in insurance and other financial service products.

(d) Intermediary Fees Receivable

Management believes intermediary fees receivable at December 31, 2019 and 2018 are collectible; accordingly, no provision for uncollectible accounts has been recorded.

(e) Cash and Cash Equivalents

The Company's cash and cash equivalents consist of bank deposits, money market instruments, and investments, primarily commercial paper. For purposes of the Statements of Financial Condition and Cash Flows, the Company considers all highly liquid debt instruments with a remaining maturity of

three months or less, when purchased, to be cash equivalents. Amounts may exceed federally insured limits, but management does not believe that the Company is exposed to any significant risks.

(f) Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. The Company recognizes deferred income taxes for the tax consequences in future years of the differences between the income tax bases of assets and liabilities and their financial reporting amounts at each year-end, based upon statutory income tax rates applicable to the periods in which the differences are expected to affect taxable income. The Company provides a valuation allowance, if necessary, to reduce deferred income tax assets, if any, to their estimated realizable values.

The Company recognizes and measures its unrecognized income tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized income tax benefits is adjusted when new information is available, or when an event occurs that requires a change. As of December 31, 2019 and 2018, the Company did not have any unrecognized income tax benefits.

(g) Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(h) Subsequent Events

The Company has evaluated subsequent events through the date that the financial statements were issued, noting no material events that would require disclosure.

(2) Net Capital and Reserve Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by the rule, which requires that the Company maintain minimum net capital as defined, equal to the greater of $5,000 or 6-2/3% of the aggregate indebtedness balance, as defined. The net capital rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if resulting regulatory net capital would be less than 5% of aggregate indebtedness. As of December 31, 2019 and 2018, the Company has regulatory net capital of $3,952,083 and $3,611,973, which is $3,811,607 and $3,464,911 in excess of its required net capital of $140,476 and $147,062. As of December 31, 2019 and 2018, the Company has a ratio of aggregate indebtedness to net capital of 0.53 to 1.00 and 0.61 to 1.00, respectively.

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i) of the Rule because the Company carries no customer accounts and, therefore, does not hold funds or securities for, or owe funds or securities to, customers.

(3) Related-Party Transactions

The Company's Parent allocates certain overhead and indirect expenses to the Company. These overhead and indirect expenses include those expenses related to shared occupancy, equipment, utilities, employees, supplies and administrative costs of the Company. Direct expenses are incurred and expensed by the Company. Such direct expenses include registrations, assessments, fees, taxes and outside professional services, which are specific to the Company. All expenses are paid by the Parent and then reimbursed by the Company to the Parent. As of December 31, 2019 and 2018, $522,706 and $474,147, respectively, was payable to the Parent for expenses.

The Company currently earns net income to support its operations, however, the Parent has represented that in the event the Company may no longer have revenues large enough to fund its operations, the Parent will provide financial support to the Company until such time that the revenues earned are sufficient to cover the Company's operating expenses and required net capital.

In cases where the Company has excess capital from operations it may pay dividends to its Parent. In 2019 and 2018, the Company paid dividends to its Parent of $10,410,000 and $11,960,000, respectively, a portion of which was treated as a return of contributed capital. In 2019 and 2018, the return of contributed capital totaled $1,920,372 and $1,938,288, respectively, as a result of the Company's income tax sharing agreement with the Parent (note 4).

(4) Income Taxes

The Company is included in the consolidated federal income tax return filed by its Parent. The Company also files consolidated and separate income tax returns in various states. With few exceptions, the Company is no longer subject to examination by taxing authorities for years prior to 2016. For purposes of the financial statements, federal and state income taxes are calculated as if the Company filed separate federal and state income tax returns. The provision for income taxes included in the Statements of Operations is as follows:

	2019	2018
Current	$ 3,567,898	$ 3,725,208
Deferred	5,082	4,857
	$ 3,572,980	$ 3,730,065

Reconciliations of the amounts computed by applying the statutory U.S. federal income tax rate of 21% in 2019 and 2018 to income before income taxes and the actual provision for the years ended December 31, 2019 and 2018 are as follows:

		2019		2018
Computed "expected" provision for income taxes	$	2,701,479	$	2,742,011
Change in provision for income taxes resulting from:				
State income taxes		879,463		890,524
Meals and entertainment		17,019		93,269
Other		(24,981)		4,261
Provision for income taxes	$	3,572,980	$	3,730,065

The Company has an income tax sharing agreement with the Parent. Under the income tax sharing agreement, the Company shall pay the Parent the amount of federal income tax, if any, that the Company would have paid had the Company filed a separate federal income tax return for such year. As of December 31, 2019 and 2018, $1,572,789 and $1,725,978, respectively, is payable to the Parent for income taxes. Also under this agreement, the Company's income taxes payable to the Parent shall be calculated by taking into account the Company's allocated share based on a stand-alone calculation of the Parent's Incentive Compensation Plan (ICP) expense that would have been generated by the Company had the Company filed its income tax return separately. The income tax related to the ICP expense is not included in the Company's provision for income taxes calculation but is treated as a capital contribution from the Parent and as a reduction in the payable for income taxes in accordance with the separate income tax return allocation methodology. This contribution of capital is a noncash transaction in the amounts of $1,080,150 and $1,094,842 for the years ended December 31, 2019 and 2018, respectively.

In addition, the Company's provision for income taxes is calculated on both a stand-alone basis and on a consolidated basis. The Company records the stand-alone basis provision for income taxes. The difference between the stand-alone basis provision for income taxes calculation and the consolidated basis provision for income taxes calculation is treated as a capital contribution from the Parent. This contribution of capital is a noncash transaction in the amounts of $840,222 and $843,446 for the years ended December 31, 2019 and 2018, respectively.

The temporary differences that give rise to deferred income tax assets/liabilities as of December 31, 2019 and 2018 relate to the following:

		2019		2018
Deferred income tax assets (liabilities):				
Start-up expenses	$	2,509	$	3,878
Deferred state income taxes, net of federal income tax effect		(1,818)		(566)
Deferred rent		(8,148)		(5,687)
Net deferred income tax assets (liabilities)	$	(7,457)	$	(2,375)

The Company believes that the deferred income tax assets listed above are fully recoverable and, accordingly, no valuation allowance has been recorded. The Company bases its assessment as to the realizability of the deferred income tax assets on available evidence including historical and projected operating results, estimated reversals of temporary differences and, where applicable, tax planning strategies. Estimates as to the realizability of deferred income tax assets are subject to change.

(5) Concentrations of Credit Risk

The Company is engaged in various activities in which counterparties primarily include Financial Service Providers. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

(6) Disclosures about Fair Value of Financial Instruments

The financial instruments of the Company, which consist of cash and cash equivalents, are reported in the Statements of Financial Condition at carrying values that approximate fair values, because of the short maturities of the instruments.

(7) Commitments and Contingencies

The Company, its Parent, and its Parent's subsidiaries, in common with the insurance industry in general, may be subject to litigation in the normal course of their business. Currently there is no known litigation involving the Company. The Company is also unaware of any pending litigation.

(8) Regulatory Matters

As a regulated entity, the Company may be subject to certain audits, examinations, reviews, etc., by various regulatory agencies in the ordinary course of its business. FINRA conducted a routine examination of the Company in 2018, which has been closed with no findings.

During 2019, the SEC conducted a routine cyber security examination of the Company. As of December 31, 2019, the cyber security exam has been closed, with findings related to the strengthening of access controls, as well as contract oversight. These findings align with planned enhancements in the first quarter of 2020, and therefore are not considered to be material.

SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17A-5 OF THE SECURITIES EXCHANGE ACT OF 1934

M FINANCIAL SECURITIES MARKETING, INC.
(A Wholly Owned Subsidiary of M Financial Holdings Incorporated)

Schedule I – Computation of Net Capital under
Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2019

Computation of net capital:		
Total stockholder's equity in the Statement of Financial Condition	$	5,118,459
Less nonallowable assets:		
Intermediary fee receivables		1,158,917
Prepaid expenses and other assets		6,212
Net capital before haircut on commercial paper		3,953,330
Haircut on commercial paper		(1,247)
Net capital	$	3,952,083
Computation of aggregate indebtedness:		
Liabilities in the Statement of Financial Condition:		
Payable to Parent for income taxes	$	1,572,789
Payable to Parent		522,706
Deferred income tax liabilities		7,457
Other liabilities		4,194
Aggregate indebtedness	$	2,107,146
Computation of basic net capital requirement:		
Minimum dollar net capital requirement (the greater of 6-2/3% of aggregate indebtedness or $5,000)	$	140,476
Excess net capital	$	3,811,607
Ratio of aggregate indebtedness to net capital		0.53 to 1.00

There are no material differences between the above computation of net capital under Rule 15c3-1 and the corresponding computation prepared by the Company for inclusion in its unaudited Part IIA Focus Report as of December 31, 2019, as amended.

M FINANCIAL SECURITIES MARKETING, INC.
(A Wholly Owned Subsidiary of M Financial Holdings Incorporated)

Schedule II – Computation for Determination of Reserve Requirement and Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2019

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i) of the Rule because the Company carries no customer accounts and, therefore, does not hold funds or securities for, or owe funds or securities to, customer.

M FINANCIAL SECURITIES MARKETING, INC.
(A Wholly Owned Subsidiary of M Financial Holdings Incorporated)

Financial Statements and Supplementary Information
Pursuant to SEC Rule 17a-5

December 31, 2019 and 2018

(With Report of Independent Registered Public Accounting Firm Thereon)

M FINANCIAL SECURITIES MARKETING, INC.
Portland, Oregon

AGREED UPON PROCEDURES

Including Form SIPC-7

As of and for the Year Ended
December 31, 2019

M FINANCIAL SECURITIES MARKETING, INC.

TABLE OF CONTENTS

bakertilly

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED UPON PROCEDURES

To the Board of Directors and Audit Committee of M Financial Securities Marketing, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by M Financial Securities Marketing, Inc. (the "Company") and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared listed assessment payments in Form SIPC-7 with respective cash disbursement records, noting no differences;
2. Compared the Total Revenues reflected in the audited Form X-17A-5 for the year ended December 31, 2019 with amounts reported in the Form SIPC-7 for the year ended December 31, 2019 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and workpapers noting no differences; and
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and workpapers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

SEC Mail Processing

MAR 02 2020

Washington, DC

Baker Tilly Virchow Krause, LLP

Milwaukee, Wisconsin
February 26, 2020

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended December 31, 2019

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067206 FINRA DEC

M Financial Securities Marketing, Inc.
1125 NW Couch Street, Suite 900
Portland OR 97209-4129

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $68.00

   B. Less payment made with SIPC-6 filed (**exclude interest**) (37.00)
   7/26/19
   Date Paid

   C. Less prior overpayment applied ( )

   D. Assessment balance due or (overpayment)

   E. Interest computed on late payment (see instruction E) for______days at 20% per annum

   F. Total assessment balance and interest due (or overpayment carried forward) $31.00

   G. **PAYMENT: √ the box**
   Check mailed to P.O. Box ☑ **Funds Wired** ☐ **ACH** ☐
   Total (must be same as F above) $

   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

M Financial Securities Marketing, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 26 day of February, 20 20.

FINOP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/19
and ending 12/31/19

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$16,638,336
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	16,638,336
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	16,593,155
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ____ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $____	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $____	
Enter the greater of line (i) or (ii)	
Total deductions	16,593,155
2d. SIPC Net Operating Revenues	$45,181
2e. General Assessment @ .0015	$68.00

(to page 1, line 2.A.)

M Financial Securities Marketing, Inc.
Portland, Oregon

EXEMPTION REPORT

Including Report of Independent Registered Public Accounting Firm

For the Year Ended December 31, 2019

M Financial Securities Marketing, Inc.

TABLE OF CONTENTS

bakertilly

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Audit Committee of
M Financial Securities Marketing, Inc.
Portland, Oregon

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) M Financial Securities Marketing, Inc. identified the following provision of 17 C.F.R. § 15c3-3(k) under which M Financial Securities Marketing, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) (the "exemption provisions") and (2) M Financial Securities Marketing, Inc. stated that M Financial Securities Marketing, Inc. met the identified exemption provisions throughout the most recent fiscal year. M Financial Securities Marketing, Inc. management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about M Financial Securities Marketing, Inc. compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Baker Tilly Virchow Krause, LLP

Milwaukee, Wisconsin
February 26, 2020

M Financial Securities Marketing, Inc.

Exemption Report

15c3-3(k)(2)(i)

M Financial Securities Marking, Inc. (the Company) is a registered broker/dealer subject to Rule 17a-5 promulgated by the Securities & Exchange Commission (17 C.F.R. 240.17a-5, "Report to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of my knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. 240.5c3-3 under the following provisions of 17 C.F.R. 240.15c3-3(k):

    - Operate pursuant to 17 C.F.R. 240.15c3-3(k)(2)(i)

2. The Company met and identified exemption provisions in 17 C.F.R. 240.15c3-3(k) throughout the year without exception.

I, Jill Ehret, affirm to the best of my knowledge and belief this Exemption Report is true and correct for the year ended December 31, 2019.

Jill Ehret (signature) 1.24.2020

Jill Ehret | Date

Chief Compliance Officer

M Financial Securities Marketing, Inc.

M HOLDINGS SECURITIES, INC.
Portland, Oregon

AGREED UPON PROCEDURES

Including Form SIPC-7

As of and for the Year Ended December 31, 2019

M HOLDINGS SECURITIES, INC.

TABLE OF CONTENTS

---

bakertilly

SEC Mail Processing
MAR 02 2020
Washington, DC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED UPON PROCEDURES

To the Board of Directors and Audit Committee of M Holdings Securities, Inc.

We have performed the procedures included in Rule 17a 5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by M Holdings Securities, Inc. (the "Company") and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared listed assessment payments in Form SIPC-7 with respective cash disbursement records, noting no differences;
2. Compared the Total Revenues reflected in the audited Form X-17A-5 for the year ended December 31, 2019 with amounts reported in the Form SIPC-7 for the year ended December 31, 2019 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and workpapers noting no differences; and
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and workpapers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Baker Tilly Virchow Krause, LLP

Milwaukee, Wisconsin
February 26, 2020

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended December 31, 2019

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

050214 FINRA DEC

M Holdings Securities, Inc.
1125 NW Couch St Ste 900
Portland OR 97209-4129

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2.	A. General Assessment (item 2e from page 2)	$16,749
	B. Less payment made with SIPC-6 filed (**exclude interest**) 7/26/19 (Date Paid)	(6,956)
	C. Less prior overpayment applied	( )
	D. Assessment balance due or (overpayment)	
	E. Interest computed on late payment (see instruction E) for______days at 20% per annum	
	F. Total assessment balance and interest due (or overpayment carried forward)	$9,793

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☑ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $______________

H. Overpayment carried forward $(______________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

M Holdings Securities, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

FINOP
(Title)

Dated the 26 day of February, 20 20.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/19
and ending 12/31/19

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$170,649,848
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	170,649,848
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	156,274,004
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): $ for $ Cost Reimbursement (Deductions in excess of $100,000 require documentation)	3,209,730
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	159,483,734
2d. SIPC Net Operating Revenues	$11,166,114
2e. General Assessment @ .0015	$16,749 (to page 1, line 2.A.)

M Holdings Securities, Inc.
Portland, Oregon

EXEMPTION REPORT

Including Report of Independent Registered Public Accounting Firm

For the Year Ended December 31, 2019

M Holdings Securities, Inc.

TABLE OF CONTENTS

bakertilly

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Audit Committee of
M Holdings Securities, Inc.
Portland, Oregon

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) M Holdings Securities, Inc. identified the following provision of 17 C.F.R. § 15c3-3(k) under which M Holdings Securities, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: k(2)(ii) (the "exemption provisions") and (2) M Holdings Securities, Inc. stated that M Holdings Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year, other than as specified in M Holdings Securities, Inc. exemption report. M Holdings Securities, Inc. management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about M Holdings Securities, Inc. compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph k(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Baker Tilly Virchow Krause, LLP

SEC Mail Processing
MAR 02 2020
Washington, DC

Milwaukee, Wisconsin
February 26, 2020

M Holdings Securities, Inc.

Exemption Report – 15c3-3(k)(2)(ii)

M Holdings Securities, Inc. ("M Securities") meets the exemptions conditions in § 240.15c-3, paragraph (k)(2)(ii) which states:

> "The provisions of this section shall not be applicable to a broker or dealer… (w)ho, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §§240.17a-3 and 240.17a-4 of this chapter, as are customarily made by a clearing broker or dealer."

M Securities met the identified exemption provisions in § 240.15c3-3(k) throughout the most recent fiscal year except as described below.

Date Received	Date Forwarded	Amount	Nature of Exception
1/1/2019	1/10/2019	$25,000.00	Delay forwarding check
2/1/2019	2/6/2019	$11,335.46	Delay forwarding check
3/20/2019	3/22/2019	$158,875.00	Delay forwarding check
3/28/2019	4/8/2019	$150,000.00	Check for variable life exceeded number of allowable days
4/16/2019	4/5/2019	$6,500.00	Delay forwarding check
5/9/2019	6/13/2019	$5,000.00	Delay forwarding check
5/13/2019	5/13/2019	$1,790.00	Payee exception
5/24/2019	6/19/2019	$9,180.00	Delay forwarding check
6/7/2019	6/13/2019	$130,000.00	Delay forwarding check
6/11/2019	6/13/2019	$1,934.06	Delay forwarding check
7/22/2019	7/24/2019	$1,536.64	Delay Forwarding Check
7/22/2019	7/24/2019	$2,500.00	Delay Forwarding Check
7/22/2019	7/24/2019	$3,058.90	Delay Forwarding Check
7/22/2019	7/24/2019	$1,903.04	Delay Forwarding Check
7/22/2019	7/24/2019	$2,600.00	Delay Forwarding Check
7/22/2019	7/24/2019	$2,790.90	Delay Forwarding Check
7/31/2019	8/2/2019	$9,213.50	Delay Forwarding Check
8/12/2019	8/23/2019	$3,555.12	Delay Forwarding Check
10/8/2019	10/30/2019	$833,000.00	Delay Forwarding Check
10/10/2019	11/6/2019	$15,500.00	Delay Forwarding Check
10/29/2019	10/31/2019	$5,735.42	Delay Forwarding Check
10/29/2019	10/31/2019	$275.84	Delay Forwarding Check
12/9/2019	12/2/2019	$3,193.76	Delay Forwarding Check

I, Jill Ehret, affirm to the best of my knowledge and belief this Exemption Report is true and correct for the year ended December 31, 2019.

Jill Ehret (signature)

Jill Ehret
Chief Compliance Officer
M Holdings Securities, Inc.

2.18.2020
Date